EXHIBIT 99.4

COMMITMENT LETTER

December 24, 2012

Brilliant Strategy Limited

c/o SYSWIN Inc.

9/F Syswin Building

No. 316 Nan Hu Zhong Yuan, Chaoyang District

Beijing 100102, PRC

Attention:  Liangsheng Chen

Ladies and Gentlemen:

This letter agreement sets forth the commitment of Mr. Liangsheng Chen (the “Founder”), subject to the terms and conditions contained herein, to invest in Brilliant Strategy Limited, a British Virgin Islands business company (“Parent”). It is contemplated that, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among SYSWIN Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), Parent, and Brilliant Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”),  Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a direct subsidiary of Parent.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.

1.                                      Equity Commitment.

(a)                                 The Founder hereby commits, subject to the terms and conditions set forth herein, that, simultaneous with the closing of the Merger (the “Closing”), he shall invest, or shall cause the investment, in Parent (or one or more affiliates of Parent organized to consummate the Merger) for an aggregate cash purchase price in immediately available funds equal to $15,500,000 subject to adjustment pursuant to Section 1(b) below (the “Equity Commitment”), which will be used by Parent solely for the purpose of funding, to the extent necessary to fund, a portion of the aggregate Merger Consideration required to be paid by Parent to consummate the Merger pursuant to and in accordance with the Merger Agreement, together with related fees and expenses.

(b)                                 The Founder may effect the funding of the Equity Commitment directly or indirectly through one or more affiliates of the Founder.  The Founder will not be under any obligation under any circumstances to contribute more than the amount of the Equity Commitment specified under Section 1(a) to Parent and/or Merger Sub.  In the event Parent does not require the amount of the Equity Commitment specified under Section 1(a) in order to consummate the Merger, the amount of the Equity Commitment to be funded under this letter agreement shall be reduced by Parent, to the level sufficient to, in combination with the other financing arrangements contemplated by the Merger Agreement, for Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement.

2.                                      Conditions. The Equity Commitment shall be subject only to the satisfaction or waiver at or prior to the Closing of each of the conditions set forth in Section 8.01 and Section 8.02 of the Merger Agreement (other than any conditions that by their nature are to be satisfied at the Closing but subject to the prior or substantially concurrent satisfaction of such conditions).

3.                                      Limited Guaranty. The Founder is executing and delivering to the Company a limited guaranty related to Parent’s and Merger Sub’s payment obligations under Section 9.03(b) and Section 9.03(d) of the Merger Agreement (the “Limited Guaranty”). Except as otherwise set forth in Section 10.06 of the Merger Agreement, and other than with respect to Retained Claims (as such term is defined under the Limited Guaranty), the Company’s remedies against the Founder under the Limited Guaranty (as set forth in and in accordance with the terms of the Limited Guaranty) shall be, and are intended to be, the sole and exclusive direct or indirect remedies (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) available to the Company and its affiliates (or to any Person purporting to claim by or through the Company or any of its affiliates or for the benefit of any of them) against the Founder and the Non-Recourse Parties (as defined in the Limited Guaranty) in respect of any claims, liabilities or obligations arising with respect to this letter agreement, the Merger Agreement or the Limited Guaranty and the transactions contemplated hereby and thereby.

4.                                      Enforceability; Third-Party Beneficiary. This letter agreement may only be enforced by (i) Parent at the direction of the Founder or (ii) the Company in accordance with, and to the extent permitted by, Section 10.06 of the Merger Agreement. This letter agreement shall inure to the benefit of and be binding upon Parent, Merger Sub and the Founder. The Company is a third-party beneficiary under this letter agreement for purposes of this Section 4.  Subject to the foregoing, (a) none of Parent’s or Merger Sub’s creditors, nor any Person claiming by or on behalf of Parent or Merger Sub or any affiliate of Parent or Merger Sub shall have the right to enforce this letter agreement or to cause Parent or any other Person to seek to enforce this letter agreement against the Founder, and (b) nothing in this letter agreement, express or implied, is intended to confer upon any Person other than Parent any rights to enforce or cause Parent and/or Merger Sub to enforce the Equity Commitment or any provisions of this letter agreement or to confer upon any Person any rights or remedies against any Person other than the Founder under or by reason of this letter agreement.

5.                                      No Modification; Entire Agreement. This letter agreement may not be amended or otherwise modified without the prior written consent of Parent and the Founder. Together with the Merger Agreement (including any schedules and exhibits thereto), the Company Disclosure Schedule, the Parent Disclosure Schedule and the Limited Guaranty, this letter agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes all prior agreements, understandings and statements, written or oral, between, the Founder or any of his affiliates, on the one hand, and Parent or any of its affiliates, on the other, with respect to the transactions contemplated hereby.  Each of the parties acknowledges that each party and its respective counsel have reviewed this letter agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this letter agreement.

6.                                      Governing Law; Arbitration.

(a)                                 This letter agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof.

(b)                                 Any dispute, controversy or claim arising out of or relating to this letter agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this letter agreement) (each a “Dispute”) shall be finally settled by arbitration.

(i)             The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC then in force (the “HKIAC Rules”).

(ii)          The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

(iii)       Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s) shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

(iv)      The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

(v)         Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

7.                                      Counterparts. This letter agreement shall not be effective until it has been executed and delivered by both parties hereto. This letter agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, but all such counterparts shall together constitute one and the same agreement. This letter agreement may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this letter agreement is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

8.                                      Termination. The obligation of the Founder to fund the Equity Commitment will terminate automatically and immediately upon the earliest to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Closing, provided that the Founder shall at or prior to the Closing have fully funded and paid to Parent the Equity Commitment and (c) the funding of the Equity Commitment.

9.                                      No Recourse. Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this letter agreement, Parent acknowledges and agrees that no Person other than the Founder (and its permitted successors and assigns under this letter agreement pursuant to the terms hereof) has any obligations hereunder and that no recourse shall be had hereunder, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party, through Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise.

10.                               Representations and Warranties. The Founder hereby represents and warrants to Parent that (a) the Founder has the authority to execute, deliver and perform this letter agreement; (b) this letter agreement has been duly and validly executed and delivered by the Founder and constitutes a valid and legally binding obligation of the Founder, enforceable against him in accordance with the terms of this letter agreement (subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law)); (c) the Founder has available funds in excess of the Equity Commitment; (d) no action by, and no notice to or filing with, any governmental entity is required in connection with the execution, delivery or performance of this letter agreement by the Founder; and (e) the execution, delivery and performance of this letter agreement by the Founder do not violate any applicable law binding on the Founder or the assets of the Founder, or conflict with any material agreement binding on the Founder.

11.                               No Assignment. The Founder’s obligation to fund the Equity Commitment may not be assigned, except that the Founder may assign all or a portion of his obligations to fund the Equity Commitment to any of the Founder’s affiliates; provided, that, any such assignment shall not relieve the Founder of his obligations under this letter agreement to the extent not performed by such affiliate. Parent may not assign its rights to any of its affiliates or other entity owned directly or indirectly by the beneficial owners of Parent, without the prior written consent of the Founder and the Company (which shall be given or withheld solely in the discretion of the Founder and the Company). Any transfer in violation of this section shall be null and void.

12.                               Notices. All notices, requests, claims, demands and other communications required or permitted to be given under this letter agreement shall be given in the manner specified in the Merger Agreement (and shall be deemed given as specified therein) as follows:

(a)                                 if to the Founder:

c/o SYSWIN Inc.

9/F Syswin Building

No. 316 Nan Hu Zhong Yuan, Chaoyang District

Beijing 100102, PRC

Attention:  Liangsheng Chen

Facsimile: +86 10 8497 8788

E-mail: chenliangsheng@syswin.com

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati

Jin Mao Tower, 38F

88 Century Boulevard, Pudong

Shanghai 200121, PRC

Attention: Zhan Chen

Facsimile: +86 21 6165 1799

E-mail: zchen@wsgr.com

(b)                                 if to Parent, to:

c/o SYSWIN Inc.

9/F Syswin Building

No. 316 Nan Hu Zhong Yuan, Chaoyang District

Beijing 100102, PRC

Attention:  Liangsheng Chen

Facsimile: +86 10 8497 8788

E-mail: chenliangsheng@syswin.com

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati

Jin Mao Tower, 38F

88 Century Boulevard, Pudong

Shanghai 200121, PRC

Attention: Zhan Chen

Facsimile: +86 21 6165 1799

E-mail: zchen@wsgr.com

[Signature Page Follows]

Sincerely,

/s/ Liangsheng Chen
Liangsheng Chen

Agreed to and accepted:

BRILLIANT STRATEGY LIMITED

By:	/s/ Liangsheng Chen
Name:	Liangsheng Chen
Title:	Director

Signature Page to Equity Commitment Letter